May 27, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hagen J. Ganem and Jay Ingram

Re:	Intelligent Systems Corporation Registration Statement on Form S-3 Registration No. 333-158620
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), Intelligent Systems Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-3(File No. 333-158620), together with all exhibits and amendments thereto (collectively, the “S-3 Registration Statement”). The Company would like to withdraw the S-3 Registration Statement so that it may file a Registration Statement on Form S-1 with respect to the rights and common stock that were the subject of the S-3 Registration Statement. No shares of the Company’s common stock have been sold pursuant to the S-3 Registration Statement.
     The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the S-3 Registration Statement be credited for future use.
     Please provide Larry D. Ledbetter of Ledbetter Johnson Wanamaker Glass LLP a facsimile or email copy of the order consenting to the withdrawal of the S-3 Registration Statement as soon as it is available. The facsimile number is (404) 835-9450, and the email address is lledbetter@ljwglaw.com.
     Should you have any questions regarding this matter, please contact Larry Ledbetter at (404) 835-9503. Thank you for your assistance.

INTELLIGENT SYSTEMS CORPORATION
By:	/s/ Bonnie L. Herron
Bonnie L. Herron
Chief Financial Officer